  Exhibit 99.1

September 30, 2018 and 2017Condensed Consolidated Interim Financial Statements
(Unaudited)

  Suite 1188, 550 Burrard Street
  Vancouver, British Columbia
  V6C 2B5

  Phone: (604) 687-4018
  Fax: (604) 687-4026

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - stated in thousands of U.S. dollars)

	Note	September 30, 2018	December 31, 2017
		$	$
ASSETS
Current assets
Cash and cash equivalents		378,344	479,501
Term deposits		6,631	5,508
Restricted cash		299	310
Marketable securities		2,843	5,010
Accounts receivable and other		61,218	78,344
Inventories		144,463	168,844
		593,798	737,517
Restricted cash and other assets		21,693	22,902
Defined benefit pension plan		9,497	9,919
Property, plant and equipment	5	4,208,988	4,227,397
Goodwill	4	92,591	92,591
		4,926,567	5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		93,420	110,541
Current portion of asset retirement obligation		431	3,489
		93,851	114,030
Debt	6	595,429	593,783
Lease liability		6,113	110
Defined benefit pension plan		11,779	13,599
Asset retirement obligations		97,582	96,195
Deferred income tax liabilities		544,519	549,127
		1,349,273	1,366,844
Equity
Share capital		3,007,924	3,007,924
Treasury stock		(10,104)	(11,056)
Contributed surplus		2,618,969	2,616,593
Accumulated other comprehensive loss		(22,934)	(21,350)
Deficit		(2,092,287)	(1,948,569)
Total equity attributable to shareholders of the Company		3,501,568	3,643,542
Attributable to non-controlling interests		75,726	79,940
		3,577,294	3,723,482
		4,926,567	5,090,326

Approved on behalf of the Board of Directors

   (Signed) John Webster           Director                (Signed) George Burns               Director

Date of approval: October 25, 2018

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
(Unaudited - stated in thousands of U.S. dollars, except share and per share amounts)
		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2018	2017	2018	2017
		$	$	$	$
Revenue
Metal sales	7	81,070	95,349	366,146	289,965

Cost of sales
Production costs		56,066	45,844	209,145	135,965
Inventory write-down		429	487	429	487
Depreciation and amortization		19,828	18,634	83,498	52,254
		76,323	64,965	293,072	188,706
Earnings from mine operations		4,747	30,384	73,074	101,259

Exploration and evaluation expenses		8,014	11,651	26,668	24,022
Mine standby costs		4,460	1,263	11,470	3,595
Other operating items		-	-	-	3,658
General and administrative expenses		10,896	12,785	33,127	35,897
Acquisition costs		-	4,265	-	4,265
Defined benefit pension plan expense		201	813	2,331	2,425
Share based payments	9	1,580	2,137	5,742	9,255
Impairment loss on property, plant, and equipment	5	117,570	-	117,570	-
Other write-down of assets		536	31,109	1,386	34,340
Foreign exchange gain (loss)		(3,034)	(2,757)	374	(3,418)
Earnings (loss) from operations		(135,476)	(30,882)	(125,594)	(12,780)

Gain (loss) on disposal of assets		1	(66)	129	(333)
Gain on derivatives and other investments		2,326	27,311	4,520	28,089
Other income		3,957	5,227	9,229	9,787
Asset retirement obligation accretion		(510)	(458)	(1,529)	(1,505)
Interest and financing costs		(329)	(1,042)	(6,584)	(2,092)

Earnings (loss) from continuing operations before income tax		(130,031)	90	(119,829)	21,166
Income tax expense		661	7,090	29,324	15,173
Earnings (loss) from continuing operations		(130,692)	(7,000)	(149,153)	5,993
Loss from discontinued operations		-	-	-	(2,797)
Net earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196

Attributable to:
Shareholders of the Company		(128,045)	(4,179)	(143,718)	10,870
Non-controlling interests		(2,647)	(2,821)	(5,435)	(7,674)
Net earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196

Net earnings (loss) attributable to shareholders of the Company
Continuing operations		(128,045)	(4,179)	(143,718)	13,667
Discontinued operations		-	-	-	(2,797)
		(128,045)	(4,179)	(143,718)	10,870

Weighted average number of shares outstanding (thousands)
Basic		792,019	785,621	792,724	739,935
Diluted		792,019	785,621	792,724	739,935

Earnings (loss) per share attributable to shareholders
of the Company:
Basic Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.01
Diluted Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.01

Earnings (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.02
Diluted Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.02

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - stated in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

		2018	2017	2018	2017
		$	$	$	$

Earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		(875)	86	(2,034)	15
Actuarial gains (losses) on defined benefit pension plans		(200)	(362)	450	(31)
		(1,075)	(276)	(1,584)	(16)
Items that may be reclassified subsequently to earnings or loss:
Change in fair value of investments in equity securities		-	(2,587)	-	16,038
Income tax on change in fair value of investments in equity securities		-	-	-	(2,595)
Reclassification of the gain on equity securities on acquisition of Integra	4	-	(28,363)	-	(28,363)
Income tax on the gain on equity securities on acquisitoin of Integra	4	-	4,023	-	4,023
		-	(26,927)	-	(10,897)
Total other comprehensive loss for the period		(1,075)	(27,203)	(1,584)	(10,913)
Total comprehensive loss for the period		(131,767)	(34,203)	(150,737)	(7,717)

Attributable to:
Shareholders of the Company		(129,120)	(31,382)	(145,302)	(43)
Non-controlling interests		(2,647)	(2,821)	(5,435)	(7,674)
		(131,767)	(34,203)	(150,737)	(7,717)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - stated in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2018	2017	2018	2017
		$	$	$$	$
Cash flows generated from (used in):
Operating activities
Earnings (loss) for the period from continuing operations		(130,692)	(7,000)	(149,153)	5,993
Items not affecting cash:
Asset retirement obligation accretion		510	458	1,529	1,505
Depreciation and amortization		19,828	18,634	83,498	52,254
Unrealized foreign exchange loss (gain)		(144)	(490)	274	(868)
Deferred income tax recovery		(11,616)	(1,135)	(4,608)	(13,694)
(Gain) loss on disposal of assets		(1)	66	(129)	333
Impairment loss on property, plant and equipment	5	117,570	-	117,570	-
Other write-down of assets		536	31,109	1,386	34,340
Gain on derivatives and other investments		(2,326)	(27,311)	(4,520)	(28,089)
Share based payments		1,580	2,137	5,742	9,255
Defined benefit pension plan expense		201	813	2,331	2,425
		(4,554)	17,281	53,920	63,454
Property reclamation payments		(801)	(1,024)	(3,200)	(2,111)
Severance payments		(49)	-	(2,299)	-
Changes in non-cash working capital	11	28,634	(23,237)	23,216	(45,463)
Net cash provided (used) by operating activities of continuing operations		23,230	(6,980)	71,637	15,880
Net cash used by operating activities of discontinued operations		-	-	-	(2,797)

Investing activities
Net cash paid on acquisition of subsidiary		-	(121,664)	-	(121,664)
Purchase of property, plant and equipment		(82,388)	(91,803)	(212,537)	(240,687)
Proceeds from the sale of property, plant and equipment		68	58	7,880	141
Proceeds on pre-commercial production sales		12,441	10,933	29,332	12,025
Value added taxes related to mineral property expenditures, net		1,858	3,501	6,660	19,846
Redemption of (investment in) term deposits		(5)	262,467	(1,123)	(1,012)
Increase in restricted cash		(30)	(66)	(898)	(9,790)
Net cash provided (used) by investing activities of continuing operations		(68,056)	63,426	(170,686)	(341,141)

Financing activities
Issuance of common shares for cash		-	-	-	586
Dividend paid to shareholders		-	-	-	(10,610)
Purchase of treasury stock		-	-	(2,108)	(5,301)
Net cash used by financing activities of continuing operations		-	-	(2,108)	(15,325)

Increase (decrease) in cash and cash equivalents		(44,826)	56,446	(101,157)	(343,383)
Cash and cash equivalents - beginning of period		423,170	483,342	479,501	883,171
Cash and cash equivalents - end of period		378,344	539,788	378,344	539,788

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - stated in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

		2018	2017	2018	2017
		$	$	$	$
Share capital
Balance beginning of period		3,007,924	2,819,863	3,007,924	2,819,101
Shares issued upon exercise of share options, for cash		-	-	-	586
Transfer of contributed surplus on exercise of options		-	-	-	176
Shares issued on acquisition of Integra Gold Corp.	4	-	188,061		188,061
Balance end of period		3,007,924	3,007,924	3,007,924	3,007,924

Treasury stock
Balance beginning of period		(10,104)	(11,056)	(11,056)	(7,794)
Purchase of treasury stock		-	-	(2,108)	(5,301)
Shares redeemed upon exercise of restricted share units		-	-	3,060	2,039
Balance end of period		(10,104)	(11,056)	(10,104)	(11,056)

Contributed surplus
Balance beginning of period		2,617,108	2,611,660	2,616,593	2,606,567
Share based payments		1,861	2,472	5,436	9,780
Shares redeemed upon exercise of restricted share units		-	-	(3,060)	(2,039)
Transfer to share capital on exercise of options		-	-	-	(176)
Balance end of period		2,618,969	2,614,132	2,618,969	2,614,132

Accumulated other comprehensive loss
Balance beginning of period		(21,859)	9,118	(21,350)	(7,172)
Other comprehensive loss for the period		(1,075)	(27,203)	(1,584)	(10,913)
Balance end of period		(22,934)	(18,085)	(22,934)	(18,085)

Deficit
Balance beginning of period		(1,964,242)	(1,923,585)	(1,948,569)	(1,928,024)
Dividends paid		-	-	-	(10,610)
Earnings (loss) attributable to shareholders of the Company		(128,045)	(4,179)	(143,718)	10,870
Balance end of period		(2,092,287)	(1,927,764)	(2,092,287)	(1,927,764)
Total equity attributable to shareholders of the Company		3,501,568	3,665,151	3,501,568	3,665,151

Non-controlling interests
Balance beginning of period		78,153	83,933	79,940	88,786
Loss attributable to non-controlling interests		(2,647)	(2,821)	(5,435)	(7,674)
Contributions fron non-controlling interest		220	-	1,221	-
Balance end of period		75,726	81,112	75,726	81,112

Total equity		3,577,294	3,746,263	3,577,294	3,746,263

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

1. General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold mining, development, and exploration company. The Company has operations and ongoing development projects and exploration in Turkey, Canada, Greece, Brazil, Romania and Serbia. In 2017, the Company acquired Integra Gold Corporation (“Integra”), a Canadian mining company with mineral assets in Quebec, Canada (note 4).

Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) and is incorporated and domiciled in Canada.

2. Basis of preparation

a)
Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2017.

Except as described in note 3, the same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

Certain prior period balances have been reclassified to conform to current period presentation.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 25, 2018.

b)
Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

On December 31, 2017, the Company declared commercial production at the Olympias mine, having reached certain milestones. Upon declaring commercial production, Olympias transitioned from accounting for certain costs as a development stage entity to an operating entity.

As described in note 4 to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, performing tests for impairment includes management judgment and the use of estimates and assumptions.  During the period ended September 30, 2018, management performed an impairment analysis of the Company’s heap leach pad costs and related property, plant and equipment at Kisladag.  The decision to record the impairment in the period ended September 30, 2018 was made in consideration of the feasibility study that was completed during the period and which provided evidence of an indicator of impairment as at September 30, 2018.  The nature of the estimates and key assumptions relevant to the analysis are set out in note 5 to these condensed consolidated interim financial statements.

All other significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

(1)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards and upcoming changes

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

●
IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. At January 1, 2018, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

●
IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is substantially unchanged. The Company has adopted this standard effective January 1, 2018.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets that were recognized at the date of transition (January 1, 2018). The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. All other aspects of our accounting policies for financial instruments as disclosed in note 3.7, 3.8, 3.10, 3.11, 3.13 and 3.14 to the consolidated financial statements as at and for the year ended December 31, 2017 are unaffected.

Financial assets

(i) Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

(a) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value with all transaction costs expensed in the statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of operations in the period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.

(2)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

3.
Adoption of new accounting standards and upcoming changes (continued)

(b) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

(c) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

(ii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iii) Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost

Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

(3)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

3.
Adoption of new accounting standards and upcoming changes (continued)

Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the statement of operations.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the statement of operations, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the statement of operations.

Amounts accumulated in the hedge reserve are recycled in the statement of operations in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of operations.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

Trade receivables

Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.

Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.

Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

●
IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

The following is the new accounting policy for revenue recognition under IFRS 15:

(4)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

3.
Adoption of new accounting standards and upcoming changes (continued)

Revenue recognition

Revenue is generated from the sale of sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

i) Metals in concentrate

Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the customer contract.

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metals forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

Provisional invoices for metals in concentrate sales are typically issued for 80 – 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.

ii) Metals in doré

The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Precious Metal Market of the Borsa Istanbul, formerly “Istanbul Gold Exchange”. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.

Refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods beginning January 1, 2019:

●
IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The Company will adopt this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the statement of financial position together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

(5)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

3.
Adoption of new accounting standards and upcoming changes (continued)

The Company is currently identifying and collecting data relating to existing agreements that may qualify under the standard and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated annual financial statements for the year ended December 31, 2018.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4. Acquisition of Integra

On July 10, 2017, the Company acquired all of the remaining issued and outstanding common shares of Integra, by way of a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Eldorado issued 77,180,898 common shares with a fair value of $188,061 and paid $99,823 in cash to the former Integra shareholders. Integra is a resource company engaged in the exploration of mineral properties with the primary focus on the Lamaque gold project located in Val-d’Or, Quebec.

As part of the consideration, the Company included advances to Integra for $27,046 and the fair value of the existing available-for-sale Integra investment that it previously owned for $41,968. The Company recognized a gain on marketable securities for $28,363 and tax recovery of $4,023, as a reversal of the unrealized gain and taxes included in other comprehensive income at the date of acquisition related to this previously owned investment.

The fair value of the common shares issued as part of the consideration paid for Integra was based on the closing share price on July 7, 2017 on the TSX of C$3.14 per share. The foreign exchange rate used at time of acquisition was C$1 = US$0.776.

Goodwill of $92,591 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

The allocation of the purchase price is as follows:

77,180,898 common shares of shares of Eldorado at C$3.14/share	$188,061
Cash consideration including advances	126,869
Fair value of existing available-for-sale investment in Integra held by Eldorado	41,968
Total Consideration	$356,898

Net assets acquired:

Cash and cash equivalents	$5,205
Marketable securities	2,857
Accounts receivable and other	5,920
Inventories	2,471
Other assets	3,495
Property, plant and equipment	393,647
Goodwill	92,591
Accounts payable and accrued liabilities	(8,028)
Flow-through share premium liability	(4,722)
Other liabilities	(9,635)
Deferred income taxes	(126,903)
$356,898

The purchase price allocation was finalized as at June 30, 2018. There were no changes from the preliminary allocation as reported in the Company’s annual financial statements for the year ended December 31, 2017.

(6)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

5. Impairment of Kisladag leach pad assets

During the quarter ended September 30, 2018, the Company completed a feasibility study of a new mill at Kisladag and the decision to proceed with a new mill at Kisladag was approved by the Board of Directors on October 25, 2018. The feasibility study shows a transition in the mine plan which shortens the estimated useful life of the leach pad to 2020.  Kisladag has updated their production plan for the leach pad with additional drill data.

As a result of the shortened estimated life of the leach pad and the new production plan, the Company assessed the recoverable amounts of leach pad costs and related plant and equipment for the Kisladag leach pad assets at September 30, 2018 using a value-in-use approach. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for the amount of recoverable ounces, metal prices, and production costs estimates. The Company's impairment testing incorporated the following key assumptions:

Gold price ($/oz)	$1,250
Pre-tax discount rate	6.5%

As at September 30, 2018, the Company recorded an impairment charge to Kisladag leach pad costs and related plant and equipment of $117,570 ($94,056, after tax).

6. Debt

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $4,571 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2018 is $571 million.

7. Revenues

Revenue by metal was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
	$	$	$	$

Gold revenue	75,996	84,413	312,757	247,144
Zinc revenue	-	5,574	23,550	21,227
Lead revenue	1,484	4,070	17,574	13,398
Silver revenue	2,015	1,789	9,821	5,398
Iron revenue	-	-	-	2,250
Revenue from contracts with customers	79,495	95,846	363,702	289,417
Gain (loss) on revaluation of derivatives in trade receivables	1,575	(497)	2,444	548
	81,070	95,349	366,146	289,965

(7)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

7.
Revenues (continued)

For the three-month period ended September 30, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total
	$	$	$

Gold revenue - dore	41,234	-	41,234
Gold revenue - concentrate	27,358	7,404	34,762
Silver revenue - dore	251	-	251
Silver revenue - concentrate	545	1,219	1,764
Lead concentrate	-	1,484	1,484
Zinc concentrate	-	-	-
	69,388	10,107	79,495

For the three-month period ended September 30, 2017, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total
	$	$	$

Gold revenue - dore	46,221	-	46,221
Gold revenue - concentrate	38,192	-	38,192
Silver revenue - dore	251	-	251
Silver revenue - concentrate	991	547	1,538
Lead concentrate	-	4,070	4,070
Zinc concentrate	-	5,574	5,574
	85,655	10,191	95,846

For the nine-month period ended September 30, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total
	$	$	$

Gold revenue - dore	185,568	-	185,568
Gold revenue - concentrate	94,008	33,181	127,189
Silver revenue - dore	948	-	948
Silver revenue - concentrate	2,373	6,500	8,873
Lead concentrate	-	17,574	17,574
Zinc concentrate	-	23,550	23,550
	282,897	80,805	363,702

(8)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

7.
Revenues (continued)

For the nine-month period ended September 30, 2017, revenue from contracts with customers by product and segment was as follows:

	Turkey	Brazil	Greece	Total
	$	$	$	$

Gold revenue - dore	159,111	-	-	159,111
Gold revenue - concentrate	88,033	-	-	88,033
Silver revenue - dore	1,150	-	-	1,150
Silver revenue - concentrate	2,400	-	1,848	4,248
Lead concentrate	-	-	13,398	13,398
Zinc concentrate	-	-	21,227	21,227
Iron ore concentrate	-	2,250	-	2,250
	250,694	2,250	36,473	289,417

8. Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2018 there were 794,010,680 (December 31, 2017 – 794,010,680) voting common shares and no non-voting common shares (December 31, 2017 – nil) outstanding.

9. Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2018
	Weighted average exercise price Cdn$	Number of options
At January 1,	6.04	29,722,573
Granted	1.24	5,393,987
Expired	10.29	(4,354,519)
Forfeited	5.36	(2,235,927)
At September 30,	4.53	28,526,114

As at September 30, 2018, 18,256,952 share options (September 30, 2017 – 18,665,900) with a weighted average exercise price of Cdn$5.65 (September 30, 2017 – Cdn$7.35) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2018 was $872 (2017 – $1,239) and for the nine months ended September 30, 2018 was $2,523 (2017 – $5,503).

(9)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

9.
Share-based payments (continued)

(b) Restricted share unit plan

The Company has a Restricted Share Unit plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. At the end of the period, 2,540,718 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the statement of financial position.

Currently, the Company has two types of RSUs:

i.
RSU with no performance criteria

These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date.  All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.  Such RSUs may be redeemed in shares or cash, cash redemptions are subject to the approval of the Board.  RSU redemptions are subject to withholding tax, which is paid by the RSU holder to the Company prior to receipt of the resultant shares. Cash settlements are issued net of withholding tax.  The Company is responsible for remittance of the withholding tax to the appropriate tax authority.

A total of 1,074,329 RSUs with no performance criteria at an average grant-date fair value of Cdn$1.1758 per unit were granted during the nine months ended September 30, 2018 under the Company’s RSU plan. The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the RSUs with no performance criteria and changes during the nine months ended September 30, 2018 is as follows:

Balance at December 31, 2017	1,706,096
Granted	1,074,329
Redeemed	(907,508)
Forfeited	(207,255)
Balance at September, 2018	1,665,662

As at September 30, 2018, 146,851 restricted share units are fully vested and exercisable.

Compensation expense related to RSUs with no performance criteria for the quarter ended September 30, 2018 was $369 (2017 – $493) and for the nine months ended September 30, 2018 was $1,055 (2017 – $2,223).

ii.
RSU with performance criteria

RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.

A total of 839,896 RSUs with performance criteria were granted during the nine months ended September 30, 2018 under the Company’s RSU plan.

(10)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

9.
Share-based payments (continued)

A summary of the status of the RSUs with performance criteria and changes during the nine months ended September 30, 2018 is as follows:

Balance at December 31, 2017	-
Granted	839,896
Forfeited	(75,247)
Balance at September 30, 2018	764,649

Compensation expense related to RSUs with performance criteria for the quarter ended September 30, 2018 was $58 (2017 – $nil) and for the nine months ended September 30, 2018 was $120 (2017 – $nil).

(c) Deferred units plan

The Company has an independent directors Deferred Unit plan (“DU” plan) under which DUs are granted by the Board from time to time to independent directors and may be redeemed only on retirement of the independent director from the Board by following specified procedures. The Company will withhold income tax on redeemed DUs and is responsible for submission of the withholding tax to the tax authority.

At September 30, 2018, 1,501,804 DUs were outstanding with a value of $1,311, which is included in accounts payable and accrued liabilities.

Compensation income related to the DUs was $281 for the quarter ended September 30, 2018 (2017 – $335) and compensation expense for the nine months ended September 30, 2018 was $306 (2017 – income of $525).

(d) Performance share units plan

The Company has a Performance Share Unit plan (the “PSU” plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs granted vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. PSU’s are redeemable, at the option of the Company, as a cash payment equal to the market value of the vested PSUs as of the redemption date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Movements in the PSUs during the nine months ended September 30, 2018 are as follows:

Balance at December 31, 2017	1,906,544
Granted	1,307,619
Expired	(593,029)
Forfeited	(196,559)
Balance at September 30, 2018	2,424,575

Compensation expense related to PSUs for the quarter ended September 30, 2018 was $562 (2017 – $740) and for the nine months ended September 30, 2018 was $1,738 (2017 – $2,054).

(11)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

10.
Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

●
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●
Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

●
Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1.

The assets measured at fair value as at September 30, 2018 are marketable securities and derivatives related to the Company’s settlement receivables and metal positions on lead and zinc. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as FVTOCI securities. Metal derivatives are considered level 2. The Company’s derivative asset related to our metal positions of $3,855 is included in Other assets in the statement of financial position. The net gain related to our metal derivative positions for the quarter of $2,328 (YTD – $4,692) is presented in Gain on derivatives and other investments in our consolidated statement of operations.

A summary of our metal derivative position as of September 30, 2018 is as follows:

Metal	Amount (Tonnes)	PUT ($/tonne)	CALL ($/tonne)	Maturity
Lead	3,834	$2,300	$2,735	Oct 2018 – Dec 2018
Zinc	6,354	$2,850	$3,600	Oct 2018 – Dec 2018

With the exception of the fair market value of the Company’s senior notes (note 5), which is included in level 2, all carrying amounts of other financial instruments approximate their fair value.

11.
Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2018 $	2017 $	2018 $	2017 $
Changes in non-cash working capital
Accounts receivable and other	18,560	(19,709)	12,669	(9,376)
Inventories	1,714	(15,177)	16,423	(34,087)
Accounts payable and accrued liabilities	8,360	11,649	(5,876)	(2,000)
Total	28,634	(23,237)	23,216	(45,463)

Supplementary cash flow information
Income taxes paid	8,860	8,164	24,461	34,502
Interest paid	-	-	18,375	16,844

(12)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

12.
Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of earnings and loss as well as assets and liabilities. These measures include gross earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2018, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

Geographical segments

Geographically, the operating segments are identified by country. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. The Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended September 30, 2018
	Turkey	Canada	Greece	Romania	Brazil	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Revenues	69,388	-	11,682	-	-	-	81,070
Production costs	42,080	-	13,986	-	-	-	56,066
Inventory write-down	-	-	429	-	-	-	429
Depreciation	14,293	-	5,408	-	-	127	19,828
Earnings from mine operations	13,015	-	(8,141)	-	-	(127)	4,747

Other material items of income and expense
Impairment loss on property, plant and equipment	117,570	-	-	-	-	-	117,570
Other write-down of assets	536	-	-	-	-	-	536
Exploration and evaluation expenses	270	(936)	3,841	4,121	331	387	8,014
Income tax expense (recovery)	3,029	(548)	(1,331)	(1,207)	718	-	661

Additions to property, plant and
equipment during the period	15,351	45,041	20,564	10	1,279	7	82,252

(13)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

12.
Segmented information (continued)

For the three months ended September 30, 2017
	Turkey	Canada	Greece	Romania	Brazil	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	85,655	-	9,694	-	-	-	95,349
Production costs	37,091	-	8,762	-	(9)	-	45,844
Inventory write-down	-	-	487	-	-	-	487
Depreciation	18,514	3	76	-	-	41	18,634
Earnings from mine operations	30,050	(3)	369	-	9	(41)	30,384

Other material items of income and expense
Other write-down of assets	27,421	-	3,646	-	-	42	31,109
Exploration and evaluation expenses	466	3,664	1,919	2,724	978	1,900	11,651
Income tax expense (recovery)	4,201	961	982	(1,695)	(1,383)	4,024	7,090

Additions to property, plant and
equipment during the period	14,861	13,836	57,061	3,960	2,847	87	92,652

For the nine months ended September 30, 2018
	Turkey	Canada	Greece	Romania	Brazil	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Revenues	282,897	-	83,249	-	-	-	366,146
Production costs	143,012	-	66,133	-	-	-	209,145
Inventory write-down	-	-	429	-	-	-	429
Depreciation	61,395	-	21,771	-	-	332	83,498
Earnings from mine operations	78,490	-	(5,084)	-	-	(332)	73,074

Other material items of income and expense
Impairment loss on property, plant and equipment	117,570	-	-	-	-	-	117,570
Other write-down of assets	1,386	-	-	-	-	-	1,386
Exploration and evaluation expenses	889	72	11,912	11,012	1,467	1,316	26,668
Income tax expense (recovery)	35,443	(4,027)	(4,295)	(2,243)	4,446	-	29,324

Additions to property, plant and
equipment during the period	42,099	95,904	68,556	339	4,998	780	212,676

Information about assets and liabilities
Property, plant and equipment (*)	708,004	492,546	2,389,616	416,195	201,464	1,163	4,208,988
Goodwill	-	92,591	-	-	-	-	92,591
	708,004	585,137	2,389,616	416,195	201,464	1,163	4,301,579

Debt	-	-	-	-	-	595,429	595,429

(14)

Eldorado Gold Corporation
Notes to the condensed consolidated interim financial statements
(Unaudited - stated in thousands of U.S. dollars, unless otherwise stated)

12.
Segmented information (continued)

For the nine months ended September 30, 2017
	Turkey	Canada	Greece	Romania	Brazil	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	250,694	-	37,021	-	2,250	-	289,965
Production costs	103,943	-	30,022	-	2,000	-	135,965
Inventory write-down	-	-	487	-	-	-	487
Depreciation	51,765	3	283	-	-	203	52,254
Earnings from mine operations	94,986	(3)	6,229	-	250	(203)	101,259

Other material items of income and expense
Other write-down of assets	28,114	-	6,183	-	-	43	34,340
Exploration and evaluation expenses	1,144	3,664	5,500	6,497	2,945	4,272	24,022
Income tax expense (recovery)	21,353	961	(1,692)	(5,244)	(1,634)	1,429	15,173

Additions to property, plant and
equipment during the period	37,213	13,836	172,751	10,919	7,265	509	242,493

For the year ended December 31, 2017
	Turkey	Canada	Greece	Romania	Brazil	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	835,422	416,795	2,362,107	415,856	196,467	750	4,227,397
Goodwill	-	92,591	-	-	-	-	92,591
	835,422	509,386	2,362,107	415,856	196,467	750	4,319,988

Debt	-	-	-	-	-	593,783	593,783

* Net of revenues from sale of pre-commercial production

The Turkey segment derives its revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of gold, zinc, lead and silver concentrates.

(15)